

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 12, 2018

Christian Homsy, MD, MBA
Chief Executive Officer
Celyad S.A.
Rue Edouard Belin 2
1435 Mon-Saint-Guibert
Belgium

> **Re: Celyad S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 6, 2018**
> **File No. 001-37452**

Dear Dr. Homsy:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance